424(b)(3)
                                                    Commission File #: 333-31489

                               CEL-SCI CORPORATION

                            Notice of change to terms
                            for exercise of Warrants


         By means of a Prospectus dated November 14, 1997 the holders of the Company's outstanding Warrants were given the opportunity, at any time between January 9, 1998 and February 6, 1998 to purchase one share of the Company's Common Stock and one Series A Warrant for $6.00 (the "Exchange Offer"). The Series A Warrant, by its original terms, allowed the holder to purchase one additional share of the Company's Common Stock for $18.00 at any time prior to February 7, 2000.

         The terms of the offering made by means of the November 14, 1997 Prospectus have been changed as follows:

    1. The exercise price of the Series A Warrant has been lowered from $18.00 to $10.00.

    2. The Expiration Date of the Exchange Offer has been extended to February 17, 1998.

    3. Warrants not exercised by February 17, 1998 may still be exercised at any time prior to March 7, 1998. Holders exercising Warrants after February 17, 1998 and before March 7, 1998 will receive, for $6.00, one share of the Company's common stock. However, holders exercising Warrants after February 17, 1998 will not receive a Series A Warrant.

         Warrant holders who exercised their warrants subsequent to January 9, 1998 will receive a Series A Warrant exercisable at $10.00 per share.

         The date of this Prospectus Supplement is January 27, 1998.